CUSIP NO. 92852W105	13D	Page 1 of 14

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Viveve Medical Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

92852W105
(CUSIP Number)

Paul A. Stone

5AM Partners II, LLC

2200 Sand Hill Road, Suite 110

Menlo Park, CA 94025

(650) 233-8600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Linda Daley, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Blvd., Redwood City, CA  94063

(650) 463-5243

May 14, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92852W105	13D	Page 2 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 5AM Ventures II, L.P. (“Ventures II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER
7,310,231 shares, except that 5AM Partners II, LLC (“Partners II”), the general partner of Ventures II, may be deemed to have sole voting power, and Dr. John Diekman (“Diekman”), Andrew Schwab (“Schwab”) and Dr. Scott Rocklage (“Rocklage”), managing members of Partners II, and Mark Colella (“Colella”) an assignee of Partners II, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER
7,310,231 shares, except Partners II, the general partner of Ventures II, may be deemed to have sole dispositive power, and Diekman, Schwab and Rocklage, managing members of Partners II, and Colella, an assignee of Partners II may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,310,231
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.40% (A)
14	TYPE OF REPORTING PERSON PN

(A) Percentage based on 50,773,566 shares of the Issuer’s Common Stock outstanding as of May 15, 2015, as set forth in the Issuer’s Form 10-Q filed with the SEC for the period ending March 31, 2015.

CUSIP NO. 92852W105	13D	Page 3 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 5AM Co-Investors II, L.P. (“Co-Investors II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER
288,447 shares, except Partners II, the general partner of Co-Investors II, may be deemed to have sole voting power, and Diekman, Schwab and Rocklage, managing members of Partners II, and Colella, an assignee of Partners II, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER
288,447 shares, except Partners II, the general partner of Co-Investors II, may be deemed to have sole dispositive power, and Diekman, Schwab and Rocklage, managing members of Partners II, and Colella, an assignee of Partners II, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 288,447
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.57% (A)
14	TYPE OF REPORTING PERSON PN

(A) Percentage based on 50,773,566 shares of the Issuer’s Common Stock outstanding as of May 15, 2015, as set forth in the Issuer’s Form 10-Q filed with the SEC for the period ending March 31, 2015.

CUSIP NO. 92852W105	13D	Page 4 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 5AM Partners II, LLC (“Partners II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER
7,598,678 shares, all of which are owned directly by Ventures II and Co-Investors II. Partners II, the general partner of Ventures II and Co-Investors II, may be deemed to have sole voting power, and Diekman, Schwab and Rocklage, managing members of Partners II, and Colella, an assignee of Partners II, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
9

SOLE DISPOSITIVE POWER
7,598,678 shares, all of which are owned directly by Ventures II and Co-Investors II. Partners II, the general partner of Ventures II and Co-Investors II, may be deemed to have dispositive power, and Diekman, Schwab and Rocklage, managing members of Partners II, and Colella, an assignee of Partners II, may be deemed to have shared dispositive power.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,598,678
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.97% (A)
14	TYPE OF REPORTING PERSON OO

(A) Percentage based on 50,773,566 shares of the Issuer’s Common Stock outstanding as of May 15, 2015, as set forth in the Issuer’s Form 10-Q filed with the SEC for the period ending March 31, 2015.

CUSIP NO. 92852W105	13D	Page 5 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. John Diekman (“Diekman”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8

SHARED VOTING POWER
7,598,678 shares, all of which are owned directly by Ventures II and Co-Investors II. Partners II, the general partner of Ventures II and Co-Investors II, may be deemed to have sole voting power, and Diekman, a managing member of Partners II, may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
10

SHARED DISPOSITIVE POWER
7,598,678 shares, all of which are owned directly by Ventures II and Co-Investors II. Partners II, the general partner of Ventures II and Co-Investors II, may be deemed to have sole dispositive power, and Diekman, a managing member of Partners II, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,598,678
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.97% (A)
14	TYPE OF REPORTING PERSON IN

(A) Percentage based on 50,773,566 shares of the Issuer’s Common Stock outstanding as of May 15, 2015, as set forth in the Issuer’s Form 10-Q filed with the SEC for the period ending March 31, 2015.

CUSIP NO. 92852W105	13D	Page 6 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Andrew Schwab (“Schwab”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8

SHARED VOTING POWER

7,598,678 shares, all of which are owned directly by Ventures II and Co-Investors II. Partners II, the general partner of Ventures II and Co-Investors II, may be deemed to have sole voting power, and Schwab, a managing member of Partners II, may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
10

SHARED DISPOSITIVE POWER
7,598,678 shares, all of which are owned directly by Ventures II and Co-Investors II. Partners II, the general partner of Ventures II and Co-Investors II, may be deemed to have sole dispositive power, and Schwab, a managing member of Partners II, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,598,678
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.97% (A)
14	TYPE OF REPORTING PERSON IN

(A) Percentage based on 50,773,566 shares of the Issuer’s Common Stock outstanding as of May 15, 2015, as set forth in the Issuer’s Form 10-Q filed with the SEC for the period ending March 31, 2015.

CUSIP NO. 92852W105	13D	Page 7 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Scott Rocklage (“Rocklage”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8

SHARED VOTING POWER

7,598,678 shares, all of which are owned directly by Ventures II and Co-Investors II. Partners II, the general partner of Ventures II and Co-Investors II, may be deemed to have sole voting power, and Rocklage, a managing member of Partners II, may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
10

SHARED DISPOSITIVE POWER
7,598,678 shares, all of which are owned directly by Ventures II and Co-Investors II. Partners II, the general partner of Ventures II and Co-Investors II, may be deemed to have sole dispositive power, and Rocklage, a managing member of Partners II, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,598,678
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.97% (A)
14	TYPE OF REPORTING PERSON IN

(A) Percentage based on 50,773,566 shares of the Issuer’s Common Stock outstanding as of May 15, 2015, as set forth in the Issuer’s Form 10-Q filed with the SEC for the period ending March 31, 2015.

CUSIP NO. 92852W105	13D	Page 8 of 14

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mark Colella (“Colella”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐(b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,813
8

SHARED VOTING POWER

7,598,678 shares, all of which are owned directly by Ventures II and Co-Investors II. Partners II, the general partner of Ventures II and Co-Investors II, may be deemed to have sole voting power, and Colella, an assignee of Partners II, may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER 8,813
10

SHARED DISPOSITIVE POWER
7,598,678 shares, all of which are owned directly by Ventures II and Co-Investors II. Partners II, the general partner of Ventures II and Co-Investors II, may be deemed to have sole dispositive power, and Colella, an assignee of Partners II, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,607,491
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.98% (A)
14	TYPE OF REPORTING PERSON IN

(A) Percentage based on 50,773,566 shares of the Issuer’s Common Stock outstanding as of May 15, 2015, as set forth in the Issuer’s Form 10-Q filed with the SEC for the period ending March 31, 2015.

CUSIP NO. 92852W105	13D	Page 9 of 14

Statement on Schedule 13D

This Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.001 per share (“Common Stock”), of Viveve Medical, Inc., a Delaware corporation (“Issuer”). This Schedule 13D is being filed by 5AM Ventures II, L.P. (“Ventures II”), a Delaware limited partnership, 5AM Co-Investors II, L.P. (Co-Investors II”), a Delaware limited partnership, 5AM Partners II, LLC (“Partners II”), a Delaware limited liability company, Dr. John Diekman (“Diekman”), Andrew Schwab (“Schwab”), Dr. Scott Rocklage, and Mark Colella (“Colella” and collectively with Ventures II, Co-Investors II, Partners II, Diekman, Schwab and Rocklage, “Reporting Persons”).

ITEM 1.     SECURITY AND ISSUER.

(a)     The class of equity securities to which this statement relates is the Common Stock of the Issuer.

(b)     The Issuer’s principal executive offices are located at 150 Commercial Street, Sunnyvale, California.

ITEM 2.     IDENTITY AND BACKGROUND.

(a)     The persons and entities filing this Schedule 13D are Ventures II, Co-Investors II, Partners II, Diekman, Schwab, Rocklage and Colella.

(b)     The address of the principal place of business for each of the Reporting Persons is c/o 5AM Ventures, 2200 Sand Hill Road, Suite 110, Menlo Park, California 94025.

(c)     The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of each of Ventures II and Co-Investors II is to make venture capital investments, and the principal business of Partners II is to serve as the general partner of Ventures II and Co-Investors II. Diekman, Schwab and Rocklage are managing members of Partners II, and Colella is an assignee of Partners II.

(d)     During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Ventures II and Co-Investors II are Delaware limited partnerships. Partners II is a Delaware limited liability company. Diekman, Schwab, Rocklage and Colella are U.S. citizens.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On May 14, 2015, Ventures II acquired 650,026 shares of Common Stock of Issuer at a per share price of $0.37 in a private placement of the Issuer’s common stock, no par value (the “Private Placement”) and Co-Investors II acquired 25,649 shares of Common Stock of Issuer at a per share price of $0.37 in the Private Placement.

The source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

CUSIP NO. 92852W105	13D	Page 10 of 14

ITEM 4.     PURPOSE OF TRANSACTION.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

(a,b)     Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 50,733,566 shares of the Issuer’s Common Stock outstanding as of May 15, 2015, as set forth in the Issuer’s Form 10-Q filed with the SEC for the period ending March 31, 2015.

(c)        Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d)        Under certain circumstances set forth in the limited partnership agreements of Ventures II and Co-Investors II, the general partner and limited partners of each such entity, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e)        Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer other than any contracts or arrangements provided to all outside board directors.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A: Agreement of Joint Filing.

Exhibit B: Securities Purchase Agreement, dated May 14, 2015, by and among the Issuer, Ventures II, Co-Investors II and various parties, incorporated by reference to Issuer’s Report on Form 10-Q filed with the Commission on May 15, 2015.

CUSIP NO. 92852W105	13D	Page 11 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 29, 2014

5AM Ventures II, L.P.

By:	5AM Partners II, LLC
Its:	General Partner

By:	/s/ Andrew J. Schwab
Managing Member

5AM Co-Investors II, L.P.

By:	5AM Partners II, LLC
Its:	General Partner

By:	/s/ Andrew J. Schwab
Managing Member

5AM Partners II, LLC

By:	/s/ Andrew J. Schwab
Managing Member

/s/ Dr. John Diekman
Dr. John Diekman

/s/ Andrew Schwab
Andrew Schwab

/s/ Dr. Scott Rocklage
Dr. Scott Rocklage

/s/ Mark Colella
Mark Colella

CUSIP NO. 92852W105	13D	Page 12 of 14

EXHIBIT INDEX

Exhibit	Description

A	Agreement of Joint Filing

CUSIP NO. 92852W105	13D	Page 13 of 14

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Viveve Medical Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: May 29, 2015

5AM Ventures II, L.P.

By:	5AM Partners II, LLC
Its:	General Partner

By:	/s/ Andrew J. Schwab
Managing Member

5AM Co-Investors II, L.P.

By:	5AM Partners II, LLC
Its:	General Partner

By:	/s/ Andrew J. Schwab
Managing Member

5AM Partners II, LLC

By:	/s/ Andrew J. Schwab
Managing Member

/s/ Dr. John Diekman
Dr. John Diekman

/s/ Andrew Schwab
Andrew Schwab

/s/ Dr. Scott Rocklage
Dr. Scott Rocklage

/s/ Mark Colella
Mark Colella